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                         May 4, 2023

       Dominick Zarcone
       President and Chief Executive Officer
       LKQ Corporation
       500 West Madison Street, Suite 2800
       Chicago, Illinois 60661

                                                        Re: LKQ Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 000-50404

       Dear Dominick Zarcone:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Financial Statements
       Note 24. Segment and Geographic Information, page 99

   1. Segment EBITDA is your ASC 280 measure of segment profit; EBITDA is not. Please remove the EBITDA
non-GAAP measure that you have included as a subtotal in
                                                        the reconciliation of
net income to Segment EBITDA from your financial statements.
                                                        Refer to Item
10(e)(1)(ii)(C) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dominick Zarcone
LKQ Corporation
May 4, 2023
Page 2

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameDominick Zarcone                      Sincerely,
Comapany NameLKQ Corporation
                                                        Division of Corporation
Finance
May 4, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName